Exhibit 99.1

Algonquin Power & Utilities Corp. Enters an Agreement to Acquire New England Gas Company

OAKVILLE, ON, Feb. 11, 2013 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today announced that an APUC subsidiary entered into an agreement with The Laclede Group, Inc. (“Laclede”) to assume Laclede’s rights to purchase the assets of New England Gas Company (“New England Gas”) from an affiliate of Southern Union Company. New England Gas is a natural gas distribution utility serving over 50,000 customers in Massachusetts. The acquisition is subject to certain approvals and conditions, including state and federal regulatory approval, and is expected to close in the second half of 2013.

Total consideration for the utility asset purchase is approximately U.S. $74 million, subject to working capital and closing adjustments. The acquisition will be funded using a targeted 52% equity, 48% debt capital structure and will include the assumption of $19.5 million of existing debt. Net property, plant and equipment expected on closing is U.S. $73.9 million, with a 2013 expected earnings before interest, tax, depreciation and amortization multiple of 7.8x.

“The New England Gas acquisition further expands APUC’s footprint in the eastern United States region and will integrate well with our existing New England utility operations”, commented Ian Robertson, Chief Executive Officer of APUC. “The acquisition again demonstrates our ability to acquire attractive utility operations in the United States particularly in supportive regulatory environments such as Massachusetts.”

New England Gas has a capable and experienced work force and APUC’s subsidiary intends to make offers of continuing employment to all current employees of the utility.

For additional information on the acquisition, please visit http://investors.algonquinpower.com/mna.aspx?iid=4142273

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. owns and operates a diversified $3.0 billion portfolio of regulated and non-regulated utilities in North America. The company’s regulated utility business provides water, electricity and natural gas utility services to more than 350,000 customers through its nationwide portfolio of regulated generation, transmission and distribution utility systems. The company’s non-regulated electric generation subsidiary owns or has interests in renewable energy and thermal energy facilities representing more than 1,100 MW of installed capacity. Algonquin delivers continuing growth through an expanding pipeline of renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN and AQN.PR.A respectively. Visit Algonquin Power and Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report and quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

SOURCE: Algonquin Power & Utilities Corp.

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  For further information:

  Contact:

  Algonquin Power & Utilities Corp.

  Kelly Castledine

  Investor Relations

  (905) 465-4500

  CO: Algonquin Power & Utilities Corp.